Activeworlds Corp.
                                 40 Wall Street
                                   58th Floor
                            New York, New York 10005

                                 August 5, 2005

VIA FACSIMILE [202-772-9209]
AND FIRST-CLASS MAIL

Ms. Cicely D. Luckey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

                  Re:      Activeworlds Corp.

Dear Ms Luckey:

     Activeworlds Corp. (the "Company") is responding to the Staff's comment letter dated June 20, 2005. The numbers set forth below correspond to the numbers in your comment letter.

     1. We have filed an amended report on Form 10-KSB to include in the Report of Independent Registered Public Accounting Firm the name, as well as the city and state of the office that performed the audit.

     2.  We followed the guidance offered in EITF 96-18 as follows:

         (a) Measurement date - The measurement date was determined by using the date a commitment for performance was reached with this consultant.

         (b) Fair value - The fair value was established by using the fair value of the warrants versus the fair value of the services received. The fair value of the warrants was considered a more reliable measure than attempting to value the consulting services.

         (c) Timing - The value of the consulting service will be recognized over the length of the contract in the same periods as if the Company had agreed to pay cash for the consulting services.

Ms. Cicely D. Luckey
August 5, 2005
Page 2

In addition, the Company acknowledges the following:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's consideration and if there are any questions, please call me at (212) 509-1700.

                                   Sincerely yours,

                                   /s/ Sean Deson
                                   --------------
                                   Sean Deson
                                   President

cc:  Michael D. Harris, Esq.